Exhibit 99.1

G Medical Innovations Holdings Ltd. Announces its ordinary shares and warrants to be quoted on the over-the-counter pink (OTC) under the trading symbols GMVDF and GMVWF; Company intends to apply to quote its shares and warrants on the
OTCQB or OTCQX

Rehovot, Israel, August 24th, 2023– G Medical Innovations Holdings Ltd. (OTC: GMVDF) (“G Medical Innovations”), an industry innovator in comprehensive remote patient monitoring solutions, announced yesterday that on August 22, 2023, it received a letter from the staff of The Nasdaq Stock Market (the “Exchange” or “Nasdaq”) notifying the Company that the Nasdaq Hearings Panel has determined to delist the Company’s ordinary shares from the Exchange, based on the Company’s failure to comply with the minimum $2,500,000 stockholders’ equity requirement under Nasdaq Listing Rule 5550(b).

The Company’s ordinary shares are expected to be traded on the over-the-counter (OTC) Pink. The Company’s receipt of the letter from Nasdaq does not affect the Company’s business, operations, or reporting requirements with the Securities and Exchange Commission (“SEC”).

Dr. Yacov Geva, Chief Executive Officer of G Medical Innovations commented “while we regret the delisting of our shares from Nasdaq, we remain confident in the long term growth and success of the Company. We will work relentlessly to get our shares listed back on a national securities exchange as soon as practicable”, Dr Geva concluded.

About G Medical Innovations

G Medical Innovations is a health care company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device, a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both health care providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing multi-channel patient-worn biosensors with algorithms, to generate real time analysis and transmission that captures electrocardiography data continuously, including QT syndrome prolongation detection. In addition, the Company is developing its wireless vital signs monitoring system, which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of independent diagnostic testing facility monitoring services and private monitoring services.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses its intention to quote its shares and warrants on the OTCQB or OTCQX, when it discusses the Company’s long term growth and success, when it discusses working to get the Company’s shares listed back on a national securities exchange as soon as practicable, or when the Company discusses the potential benefits of G Medical Innovations’ technology and products. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s Innovations Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 16, 2023, and our other filings with the SEC, which are available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations

service@gmedinnovations.com